Exhibit (p)(41)

Bridgeway Funds, Inc.

Bridgeway Code of Ethics *

Policies

July 28, 2004

Too frequently, a focus on money and its management leads to compromises in integrity, conflicts of interest, and loss of broader perspective. We seek to address each of these areas in Bridgeway’s Code of Ethics. Each person when joining Bridgeway will be given a copy of this Code of Ethics and, as it is amended over time, will be given those amendments as well. Each person will need to sign an acknowledgement each time he or she receives a copy of the Code or an amendment and return the acknowledgement to the Compliance Officer.

Integrity

As highlighted in Bridgeway’s mission statement, our primary role is a financial one. As stewards of others money, we are required to act for their benefit, while subordinating our personal interests to advance theirs. Accordingly, we strive to:

•	uphold the highest standards of integrity.

•	maintain a long term risk-adjusted investment performance record in the top 5% of investment advisors,

•	provide friendly, quality service,

•	achieve a superior (efficient) cost structure.

Our four business values are stated in order; it is not by accident that integrity is at the top of this list. We will not compromise integrity to excel in any other area. Long term, we believe our commitment to integrity will actually contribute to better investment performance, service quality, and efficiency as well - but even if it doesn’t - integrity will prevail. We look for ways to challenge each other positively to strive to meet this ideal. Breaches of this Code of Ethics will be dealt with at the highest level (at a minimum in discussion with the Board) and could result in loss of employment. The Code of Ethics is not just a document to read once and put away. Issues of integrity are a part of our normal business activity, and the Bridgeway staff discusses them as they arise.

Conflicts of Interest

We seek to minimize conflicts of interest wherever possible in two ways: by making transactions between parties “arms length,” and whenever this is not possible, by disclosing the potential for a conflict of interest. The sections below highlight potential conflicts that we simply avoid.

Soft Dollar Commissions

Bridgeway will accept no soft dollar commissions in transactions with brokers.

Disclosure and Confidentiality

All Bridgeway partners are asked to jealously protect the confidentiality of our investment management techniques and information on our clients and shareholders. Our Confidentiality Agreement, which all partners sign, formalizes this process.

A serious breach of confidentiality is insider trading. Insider trading is generally defined as the use of material non-public information to trade in securities or the communication of this information to others. The use of material, non-public information either used by a partner for his own personal benefit or disclosed to any person outside of Bridgeway employment is considered insider trading. Material information is information which a reasonable investor would consider important in making an investment decision or is reasonably certain to have a substantial impact on the price of a company’s securities. If a partner receives information believed to be material non-public information, he or she must inform the Compliance Officer as soon as possible, so that the appropriate action may be taken.

Unlawful actions

It is unlawful for any affiliated person of or principal underwriter for a Fund, or any affiliated person of an investment adviser of or principal underwriter for a Fund, in connection with the purchase or sale, directly or indirectly, by the person of a Security Held or to be Acquired by the Fund:

1.	To employ any device, scheme or artifice to defraud the Fund;

2.	To make any untrue statement of a material fact to the Fund or omit to state a material fact necessary in order to make the statements made to the Fund, in light of the circumstances under which they are made, not misleading;

3.	To engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund; or

4.	To engage in any manipulative practice with respect to the Fund.

Gifts

Partners will not accept any gifts over $100 in value, excluding perishable items. Gifts below this level are auctioned off to all partners of the firm and the proceeds donated to charities or charitable projects.

Our Word

One’s verbal or written commitment affects others’ perceptions of our integrity. When we are unable to meet a commitment we try to inform, and as appropriate, to renegotiate the terms of our commitment.

Peer Accountability and Support

We can help each other to achieve higher levels of integrity by constructively challenging and holding each other accountable. To do this, however, also requires an atmosphere of trust and understanding.

Commitment to communication.

Our commitment to communication is reflected in our open book policy and our weekly staff meetings. We encourage training in communications skills.

Perks

Just as we accept no soft dollar commissions, we prefer compensation to be in the form of a paycheck. Exceptions include situations where use of equipment or time is to the benefit of both the company and the individual. Limited personal use of computers by partners outside of compensated time is entirely appropriate, for example. Use of metered postage for personal items without reimbursing Bridgeway, however, would not be. As much as possible, we try to build an “inclusive” atmosphere.

Portfolio Managers

Of particular concern in our industry are potential conflicts of interest for portfolio managers. We monitor the following areas:

1. Portfolio managers trading stocks for their own portfolios which their funds also hold. A minority of funds preclude portfolio managers from holding stocks which the portfolio manager’s fund also hold. While some fund companies actually encourage this practice, Bridgeway sees it as an unreconcilable conflict of interest. Bridgeway’s policy goes beyond the more conservative ones: portfolio managers may not purchase stocks which may potentially be held by their fund. We encourage all partners, but portfolio managers especially, to hold shares of the fund as their primary method of investing in stocks. When portfolio managers trade their own accounts, it is very difficult to argue that they are not “cherry-picking”—taking the best investments for themselves while leaving their investors with sub-par investments. Our investors should be able to expect the best performance the portfolio manager is able to achieve. In short, they should be able to say, “If he/she is so good, I want to invest in what they are investing in.”

While encouraged to hold shares in Bridgeway Fund (when it is an appropriate investment objective), any partner may hold shares of any open-end mutual fund and remain in compliance with this policy. With special clearance from the Compliance Officer, portfolio managers may also hold shares which are not potential investments of a Bridgeway portfolio. (See the Practices section of the Code of Ethics.) When an individual becomes a Bridgeway partner, he or she need not sell current holdings as long as these are long term holdings and the individual complies with Practices of this Code of Ethics.

2. Front running. No partner may do anything which puts the Fund at a relative disadvantage. She or he may not take any potential gain at the expense of the fund.

“Front running” is defined as the practice of trading on the basis of the anticipated market effect of trades for the Funds’ investment portfolios. “Front running” constitutes a violation of Federal securities laws. Therefore, access persons may not purchase or sell a security or a derivative thereof when a purchase or sale of the security is under consideration for the Fund as described below under “Conflicting Transactions.”

3. Receiving allotments of new stock. Some portfolio managers at other companies are invited to invest personally in potentially lucrative private deals by stock promoters and analysts who sell stocks to their funds. This practice is not allowed at Bridgeway. We accept nothing which potentially compromises the objectivity of our investment decisions. The portfolio manager’s salary and benefits should be his/her only monetary “perk.” Between this policy and the constraint on salary at the top end (a maximum salary plus benefits multiple of seven from the highest to lowest paid employee), our portfolio managers may receive significantly less than the industry average in monetary compensation. Hopefully, partner stock ownership and non-monetary benefits will provide worthy alternatives.

Serving on boards of companies. Any partner’s participation on the board of directors of a public company must be cleared by the Compliance Officer and reported to the Fund’s Board of Directors. Serious consideration must be given to the appropriateness of such relationships, potential conflicts of interest, and insider trading considerations.

Loss of Broader Perspective

We fight the tendency toward financial myopia through providing training, having company-wide discussions, and encouraging a strong and positive life outside work.

*	In the spirit of Bridgeway Capital Management’s non-hierarchical corporate culture, staff members refer to one another as “partners.” Bridgeway Capital Management, Inc. is an S-Corporation. “Partner” is the designation used at Bridgeway Capital Management for “employee.” The use of the term does not imply any ownership or other equity interest or partnership liability in Bridgeway Capital Management, Inc. The use of the term in this document refers to any member of the Bridgeway staff.

Bridgeway Code of Ethics

Practices

Adoption of This Code

This Code of Ethics (“Code”) has been adopted by Bridgeway Fund, Inc. (the “Fund”) and Bridgeway Capital Management, Inc. (the “Adviser” or the “Distributor”), in compliance with Rule 17j-1 (the “Rule”) under the Investment Company Act of 1940 (the “1940 Act”) and Rule 204A-1 under the Investment Advisers Act of 1940. Any material change must be approved by the Board of Directors of the applicable entity.

Who is an Access Person at Bridgeway (See Appendix B for the definition.)

Because Bridgeway is a small company, accessibility to proprietary and corporate information is fairly common and routine. Essentially, all full-time and part-time Bridgeway partners are access persons. A partner “becomes” an access person upon being hired. Reporting requirements for access persons depend on whether the access person has direct or indirect beneficial interest in the account in question. See Appendix A for an explanation of beneficial ownership or beneficial interest.

Covered Securities

This Code applies to investments in Bridgeway Funds and all securities as defined in Section 2(a)(36) of the Investment Company Act of 1940 (a broad definition that includes any interest or instrument commonly known as a security), but excluding from that definition (a) direct obligations of the U.S. Government, (b) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements, and (c) shares of open-end investment companies other than Bridgeway Funds.

Covered Activities

This Code applies to all activities by which a Covered Account (see below) acquires or disposes of any direct or indirect beneficial interest in a Covered Security. Any such activity is referred to as a “Covered Activity.” Covered Activities do not, however, include transactions which are not voluntary, such as the receipt or disposition of Covered Securities in a reorganization in which all holders are bound by a vote of holders or securities acquired through an automatic dividend reinvestment plan.

Covered Accounts

This Code applies to all securities accounts (“Covered Accounts”) in which any “access person” has any direct or indirect beneficial interest. The Compliance Officer shall be responsible, as required by the Rule, for the identification and notification of access persons and the maintenance of records relating thereto.

Note: Due to the beneficial ownership provisions of the Rule (see Appendix A), Covered Accounts may include accounts not only in the names of access persons, but other accounts not registered in their names, including accounts held for their benefit, certain family accounts and certain accounts of trusts, estates, partnerships and corporations. Access persons may exclude accounts which would otherwise be Covered Accounts in certain cases as discussed in Appendix A. A Covered Account of or related to a particular access person is referred to as a “Covered Account of that access person” or in similar terms.

Covered Transactions

A “Covered Transaction” as used in this Code means any Covered Activity in a Covered Account involving Covered Securities. Because of the complexity of these definitions, an example is provided below to illustrate the application of these definitions. This example is not meant to cover all cases, but only to show how the definitions work in a particular fact situation.

Example: The wife of an access person has a custodial account for a minor child. Because of the beneficial ownership provisions of the Rule, this is a Covered Account. The Account holds Covered Securities. The Covered Securities are sold. This is a Covered Activity, because it is voluntary. Thus, the transaction is a Covered Transaction, requiring preclearance.

Conflicting Transactions

No access person may, as to any of his or her Covered Accounts, engage in any Covered Transaction as to any Covered Security under consideration for purchase or sale by the Fund or as to any security which is convertible into that Covered Security or into which it is convertible or any option or warrant relating to that Covered Security. For the purposes of this Code, a purchase or sale of a Covered Security by the Fund is under consideration:

•	when a Covered Security is recommended for purchase or sale.

•	when a decision has been made, though not yet implemented, to make such purchase or sale.

•	with respect to a person making a recommendation when such a person seriously considers making such a recommendation.

Preclearance

Access persons may not engage in a personal securities transaction unless it has been precleared. Access persons seeking preclearance of personal securities transactions must complete and submit a preclearance form, a copy of which is attached to this Code of Ethics. All authorized personal securities transactions must be completed within one trading day following the date of approval. If the trade is not executed within this one day time period, a new preclearance form must be submitted.

No explanations are required for refusals. In some cases, trades may be rejected for reasons that are confidential.

IPOs

Access persons are prohibited from acquiring any Covered Securities in an initial public offering, unless there is prior approval on a preclearance form after a determination that the purchase is not likely to create any actual or potential conflict of interest.

Private Placements

Access persons are prohibited from acquiring Covered Securities in a private placement unless there is prior approval on a preclearance form after a determination that the purchase is not likely to create any actual or potential conflict of interest.

Reporting Requirements - Bridgeway Partners

Partners may be in one or more categories with respect to reporting requirements:

1) If the partner is invested in securities that are not Covered Securities, such as mutual funds and/or US government securities in an account in which he/she has direct or indirect beneficial interest, he/she should prepare a letter to that effect, with a copy to the Compliance Officer.

2) If the partner trades securities in an account in which he/she has direct or indirect beneficial interest, John Montgomery or Dick Cancelmo must preclear all transactions (See Preclearance Sample Document in Appendix B.) Duplicate confirmations and account statements are sent to the Compliance Officer.

3) If the partner has beneficial interest in an account but does not direct transactions in any manner for the account, he/she will prepare a letter of nondisclosure, agreeing to maintain a “firewall” between Bridgeway access information and the person who directs trading for the account. Duplicate account statements are sent to the Compliance Officer.

Within ten days of becoming an access person, a Bridgeway partner will provide the Compliance Officer an initial holdings report via the most recent monthly or quarterly brokerage statement listing all securities beneficially owned.

Annually, each access person must file with the Compliance Officer an annual report that lists all Covered Accounts and all securities holdings in those Covered Accounts. The information contained in the annual report must be current within 45 days of submission.

The Compliance Officer reviews reports submitted by partners and prepares a quarterly report to the Bridgeway Fund Board of Directors of all trading activity by the staff, along with any appropriate documentation. The Board approves the Code of Ethics on an annual basis.

Violations

All partners are required to notify the Compliance Officer promptly of any violations of the Code and may do so anonymously, if they so choose. As part of our obligation as stewards we take compliance with this Code seriously. Accordingly, partners are encouraged to communicate concerns quickly and without fear of reprisal. Any retaliation against a partner reporting a violation will be viewed as a serious breach of the Code.

Reporting Requirements - Independent Directors

Under the Rule, each independent Director (that is, one who is not an “interested person” of the Fund as defined in the 1940 Act) must within 10 days after the end of each calendar quarter file a report (which is to be filed with the Compliance Officer) as to Covered Transactions; however, such a report need be made as to a particular Covered Security only if the Director at the time of that transaction knew, or in the ordinary course of fulfilling his or her official duties as a Director of the Fund should have known, that, during the 15-day period immediately preceding or after the Covered Transaction, the Covered Security is or was purchased or sold by the Fund or was “considered” for such purchase or sale. (See “Conflicting Transactions” above for a statement as to when, for the purposes of this Code, such a purchase or sale is under consideration).

Reports to the Board

The Compliance Officer of the Funds and the Adviser shall each report in writing to the Board of Directors at least annually regarding the following matters not previously reported:

Significant issues arising, including material violations of the Code of Ethics, violations that, in the aggregate, are material, and any sanctions imposed;

Significant conflicts of interest involving the personal investment policies of the Fund or the Advisers, as applicable, even if they do not involve a violation of the Code of Ethics; and

The results of monitoring of personal investment activities of Access Persons in accordance with the procedures.

Each such report shall certify that the Funds or Adviser, as applicable, have adopted procedures reasonably necessary to prevent Access Persons from violating the relevant Code of Ethics.

The Compliance Officer shall have discretion to determine that a violation is not material and need not be included in a report to the Board of Directors if he or she finds that by reason of the size of the transaction, the circumstances or otherwise, no fraud or deceit or manipulative practice could reasonably be found to have been practiced on a Fund in connection with its holding or acquisition of the security or that no other material violation of this Code has occurred. A written memorandum of any such finding shall be filed with reports made pursuant to this Code.

The Board of Directors shall consider reports made to it hereunder and may impose such sanctions or further sanctions, in addition to any forfeitures it deems appropriate, including, among other things, a letter of sanction or suspension or termination of the employment of the violator.

In addition to the annual report, the Compliance Officer shall report to the Board of Directors promptly, but no later than the next board meeting, regarding serious violations of the Code of the Company, and any serious violations of the Codes of Ethics of the Adviser that are reported to the Compliance Officer.

The Board of Directors shall review the Code and its operation at least once a year.

Recordkeeping

The Fund and Adviser shall maintain the following records at their principal offices:

The Code and any related procedures, and any code that has been in effect during the past five years shall be maintained in an easily accessible place;

Acknowledgements of receipt of the Code and amendments will be kept for all partners for the duration of their employment with Bridgeway and for five years thereafter.

A record of any violation of the Code and of any action taken as a result of the violation, to be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs. Such records of violations will not identify “whistleblower” partners to protect their anonymity;

A copy of each report under the Code by (or duplicate brokers’ advice for the account of) an Access Person, to be maintained for at least five years after the end of the fiscal year in which the report is made, the first two years in an easily accessible place;

A record of all persons, currently or within the past five years, who are or were required to make or to review reports, to be maintained in an easily accessible place;

A copy of each report by the Compliance Officer to the Fund Boards, to be maintained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place; and

A record of any decision, and the reasons supporting the decision, to approve an acquisition by an Investment Person of securities offered in an Initial Public Offering or in a Limited Offering, to be maintained for at least five years after the end of the fiscal year in which the approval is granted.

Construction and Administration of this Code

This Code shall be administered by the Compliance Officer. As used in this Code, the term “Compliance Officer” shall include that Officer or any person or persons under his or her supervision to whom any functions hereunder have been delegated.

The Compliance Officer shall have the general duty of the administration and application of this Code subject to the direction and control of the President and the Board of Directors. The Compliance Officer shall report to the President of the Fund and its Board of Directors any violation of this Code known to him or her and the disposition thereof.

The Compliance Officer shall keep such records as are required by the Rule and shall also keep such records and make such comparisons as between such records and records of Fund transactions as are necessary to determine whether there may have been a transaction of the type discussed under “Conflicting Transactions” in this Code.

Upon the commencement of employment of any new partner, the Compliance Officer shall meet with the new partner, provide him or her with a copy of this Code of Ethics and Reporting Forms, explain the Code of Ethics and the importance of avoiding any activity that could be construed as “insider trading”.

Periodically, but at least annually, the Compliance Officer shall remind all partners of their responsibility to adhere to these Code of Ethics requirements, submitting forms, and arranging for brokers to send statements to the Company promptly.

The Compliance Officer shall also be responsible for calling attention to the staff of the nature of violations of this Code when they occur.

*	In the spirit of Bridgeway Capital Management’s non-hierarchical corporate culture, staff members refer to one another as “partners.” Bridgeway Capital Management, Inc. is an S-Corporation. “Partner” is the designation used at Bridgeway Capital Management for “employee.” The use of the term does not imply any ownership or other equity interest or partnership liability in Bridgeway Capital Management, Inc. The use of the term in this document refers to any member of the Bridgeway staff.

Appendix A

The purpose of this Appendix is to discuss the circumstances in which the access person has a “direct or indirect beneficial interest” in a securities account. Under the Rule, this question is to be “interpreted in the same manner as it would be in determining whether a person is subject to the provisions of Section 16 of the Securities Exchange Act of 1934”.

There is no comprehensive rule under that Section as to what constitutes beneficial ownership. Therefore, the only guidance is provided by SEC Releases and decided court cases and thus there can be changes from time to time. This Appendix is not designed to be a complete or comprehensive discussion of the area but only a summary.

Under the Rule, an access person need not report “with respect to transactions effected for any account over which such person does not have any direct or indirect influence or control.” Thus, even if an access person has a beneficial interest in an account, as discussed herein, any such account is not a Covered Account as defined in the Code. For the purposes of the Code, an access person may remove an account which would otherwise be a Covered Account from that category by filing with the Compliance Officer a statement indicating lack of influence and control as stated above together with such other documents as the Compliance Officer may require (including, but not limited to, all account brokerage statements) to demonstrate such lack of influence or control. The general categories of types of beneficial ownership may be summarized as follows:

1. Direct ownership. This includes securities registered in the name of an access person and bearer securities of which the access person is the bearer.

2. Securities Held by Others for the Benefit of an Access Person. This involves, in general, any agreement, arrangement or understanding under which an access person derives benefits substantially equivalent to those of ownership. This category would include, but is not limited to securities held by pledges, custodians and brokers.

3. Securities Held by Certain Family Members. The SEC has indicated that the “beneficial ownership” of an access person extends to securities owned (see below) by a wife or husband of that access person, by a minor child or by other relatives (a) sharing the same household, or (b) not sharing the same household but whose investments the access person directs or controls. That ownership by relatives may be direct (i.e. in their own name) or in one or more of the indirect ways described in this Appendix. This beneficial ownership position of the SEC is not affected by whether or not the assets being invested are the separate property of the relative; however, an access person may, as described in the Code, disclaim beneficial ownership of any particular securities and also may, as described in this Appendix, remove from the category of Covered Accounts, accounts over which the access person has no direct or indirect influence or control.

4. Securities Held by Estates, Etc. An access person may also have a beneficial interest in securities held by the estates, trusts, partnerships or corporations. Access persons who are (a) settlors (i.e., creators), trustees or beneficiaries of a trust, (b) executors or administrators of, or beneficiaries or legatees of, an estate; (c) partners of a partnership, or (d) directors, officers or substantial shareholders of a corporation, which, in each case, invest in Covered Securities, are required to obtain a determination from the Compliance Officer as to whether the accounts in question are Covered Accounts. In making any such determination, the Compliance Officer may rely on an opinion of counsel.

Appendix B

1. “Access person” means any full-time or part-time Bridgeway partner. Under the Rule, an “access person” means:

•	With respect to the Fund, any trustee, officer or advisory person, as defined below, of the Fund;

•	With respect to the Adviser, any director, officer or advisory person of the Adviser who, with respect to the Fund, makes any recommendation, participates in the determination of which recommendation shall be made, or whose principal function or duties relate to the determination of which recommendation shall be made to the Fund; or who, in connection with his or her other duties, obtains any information concerning recommendations being made by the Advisor to the Fund.

Under Rule 204A-1 an access person means any supervised person who:

•	has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any of the Bridgeway Funds; or

•	is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic.

2. “Advisory person” of the Fund and the Adviser means:

•	Any partner of either of them (or of any company in the control relationship) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a Covered Security by the Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and

•	Any natural person in a control relationship to any of them who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of a Covered Security.

3. Preclearance Form

The preclearance form documents a determination that the transaction is not a conflicting transaction or otherwise contrary to the provisions of this Code of Ethics. Preclearance must be obtained prior to placing a trade. (The form is listed on the next page.)

                    , 200

Linda Giuffre,

The following is a report of my recent stock purchase.

Based on my conversation with John Montgomery/Dick Cancelmo today, he approved my purchase/sale of                                         ,

a Covered Security in which Bridgeway does/does not currently have a position in. John/Dick approved this transaction as not a conflict of interest, due to

I purchased/sold                      shares of                              on                              at $             per share in my personal account at                                .

Thank you,

Date

By signing below, either John Montgomery or Dick Cancelmo and the Compliance Officer verify that the proposed transaction described above is not a “conflicting transaction” or otherwise contrary to the provisions of Bridgeway’s Code of Ethics.

John Montgomery	Date	Dick Cancelmo	Date

Linda Giuffre	Date

Bridgeway Code of Ethics Acknowledgement

I acknowledge that I have read, and fully understand the Code of Ethics for Bridgeway Capital Management, Inc. and Bridgeway Funds, Inc.

Date:

Signature: